EXHIBIT F

FOR IMMEDIATE RELEASE

RICHARD SCHULZE STATEMENT ON BEST BUY STANDSTILL

Minneapolis, MN, August 20, 2012 – Richard Schulze, founder and largest shareholder of Best Buy Co., Inc. (NYSE: BBY), issued the following statement in response to the company’s announcement that Schulze has rejected a Best Buy proposal to allow the formation of an investment group and required due diligence in furtherance of his proposal to acquire Best Buy:

“I am disappointed and surprised by the Best Buy Board’s abrupt termination of our discussions.  For the record, we engaged in good-faith negotiations with Best Buy’s Board and its advisors over the weekend and expected to conclude this matter before the Company’s earnings announcement early this week.   The Board initially proposed an 18 month standstill, which was completely unacceptable in light of the fact that urgent change is needed at Best Buy and value is eroding further every day that change is not effected.  We were in the process of negotiating an acceptable standstill period when, without notice to me or to any of my advisors, the board issued its announcement.  I am shocked by this course of action but as the largest shareholder of Best Buy, I remain hopeful that the Board will engage in good faith discussions with us for the benefit of shareholders, employees and customers.  Time is of the essence, and it is imperative that shareholders’ interests are not further jeopardized.”

Credit Suisse is serving as financial advisor to Richard Schulze and Shearman & Sterling LLP is serving as legal counsel.

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Contact:
George Sard/David Reno/Robin Weinberg
Sard Verbinnen & Co
(212) 687-8080